UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Name of issuer

American Icon Brewery, LLC

Legal status of issuer
Form

Limited Liability Company

Jurisdiction of Incorporation/Organization

Florida

Date of organization

September 29, 2015

Physical address of issuer

1133 19th Place, Vero Beach, Florida 33960.

Website of issuer

https://www.americaniconbrewery.com/home/

Name of intermediary through which the offering will be conducted

Cultivate Capital Group, LLC

CIK number of intermediary

0001768367

SEC file number of intermediary

008-70293

CRD number, if applicable, of intermediary

000300634

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not

available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

On-boarding fee: $2,500 + $2,500 deferred until close
Commission on funds raised: 4% from $10,000 - $500,000, 3.5% $500,000 - $1,000,000, 3% over $1,000,000

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

No

Type of security offered

Debt, Revenue Sharing Agreement

Target number of Securities to be offered

N/A

Price (or method for determining price)

The Revenue Sharing Agreements shall be issued at the amount of the obligation.

Target offering amount

$10,000

Oversubscriptions accepted:
■ Yes
☐ No
Oversubscriptions will be allocated:
☐ Pro-rata basis
■ First-come, first-served basis
☐ Other:
Maximum offering amount (if different from target offering amount)

$1,235,000.00

Deadline to reach the target offering amount

May 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees 60
Please see review of Financial Statements, Exhibit D

	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$ 563,671.66	$ 716,786.18
Cash and Cash Equivalents	$ 99,855.38	$ 20,875.89
Accounts Receivable	$ 46,745.97	$ 37,517.44
Short-Term Debt	$ 360,408.86	$ 591,740.12
Long-Term Debt	$ 848,079.91	$ 429,846.54
Revenue/Sales	$ 4,066,944.49	$ 4,275,366.27
Costs of Goods Sold	$ 1,163,037.83	$ 1,188,104.65
Taxes Paid	$ 0	$ 0
Net Income	-$177,230.03	-$102,820.17

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, Ml, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, Rl, SC, SD, TN, TX, UT, VT, VA, WA, WV, Wl, WY, PR, VI

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise
revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

EXHIBITS
A: LinkedIn Profiles
B: Investor Deck
C: Revenue Share Agreement
D: Financial Statements
E: Testing The Waters Materials
F. Offering Page

OFFERING MEMORANDUM PART OF FORM C
December 31, 2025
American Icon Brewery LLC



Up to $1,235,000.00 in Revenue Share Agreements (RSAs)

American Icon Brewery LLC ("American Icon Brewery LLC", "American Icon," the "Company," "We," or "Us"), is offering up to $1,235,000.00 worth of Revenue Share Agreements ("RSAs" or the "Securities"), (the "Offering"). This Offering is for the purpose of raising capital and expanding operations for American Icon Brewery LLC brewery located at 1133 19th Pl, Vero Beach, FL 32960. American Icon Brewery LLC is wholly owned by BevPoint Capital LP, a Florida limited partnership managed by BevPoint Group LLC ("BevPoint"), as of September 5, 2025.

The RSAs will obligate the Company to repay the RSAs at the multiple from its Quarterly Net Sales Revenue per the formula and with the properties described in the RSA Subscription Agreement (Exhibit C). Purchasers of Securities are sometimes referred to herein as "Purchasers," "Investors," or "You." The minimum offering is $10,000 (the "Target Amount").

This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $10,000 by May 31, 2026. Unless the Company raises at least the Target Amount of $10,000 under the Regulation Crowdfunding Offering by May 31, 2026, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions over the Target Amount for the Offering up to $1,235,000.00 (the "Maximum Amount") on a first

come, first served basis. If the Company reaches its Target Amount prior to May 31, 2026, the Company may conduct multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds are provided notice five business days prior to the close or may terminate the raise altogether at its sole discretion. The minimum amount of Securities that the Investor can purchase is $250.00 (which may be waived by the Company, in its sole and absolute discretion). The Offering made hereby is subject to modification, prior to sale and withdrawal at any time. The Securities will be sold via Regulation Crowdfunding, section 4(a)(6) of the Securities Act of 1933.

The rights and obligations of the holders of the Securities of the Company are set forth below in the section entitled "The Offering and the Securities—The Securities." To purchase the Securities, a prospective investor must complete the purchase process through the Intermediary ("Portal"). Purchasers may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Portal may reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.

These statements reflect the management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY

1. Name of issuer: American Icon Brewery, LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

DIRECTORS OF THE COMPANY

Director	Dates of Board Service	Principal Occupation	Employer: Dates of Service	Employer's Principal Business
Chris Sellers	August 2024-present	CEO-manager	August 2024-present	BevPoint Capital LP
Director	Dates of Board Service	Principal Occupation	Employer: Dates of Service	Employer's Principal Business

Carl Berry	October 2019-present	Manager	October 2019-present	American Icon Brewery LLC

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Chris Sellers:
BevPoint Founder and CEO: August 2024 - Present
Responsible for overall direction of company, including growth of existing properties and new acquisitions. Transform existing properties into "immersive experiences."
American Icon Brewery, LLC Manager and Owner: September 2025 - Present
CEO responsible for leading the direction and new vision for this American Icon. Oversee all aspects of operations and transformation of the brewery.
Hi-Wire Brewing 2016 - Present
Minority Shareholder/Owner
Asheville, North Carolina, United States
Co-Founder and Board Member of a technology disruptor in the global brand in the craft spirits category. Helps set direction of company as shareholder.
BevNomad, Chief Operating Nomad & CoFounder January 2023 - 2024
Oversaw operations as Chief Operating Nomad, set direction of company.

Carl Berry:
American Icon Brewery, LLC, Chief Operating Officer October 2019 – Present
Responsible for day-to-day management of brewery including overseeing managers and staff. Implements direction and transformation set by the CEO.
Palm & Ivy Kitchen and Cocktails, Co-Founder, July 2024 - Present
No active role: co-founder of afresh new concept in Hobe Sound, Florida featuring craft beer and cocktails, a creative and chef inspired menu, all in a newly remodeled space.
Kazu Japanese Sushi, Co-Owner, February 2023 – Present
No active role

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

OFFICERS OF THE COMPANY

Officer	Dates of Service
Chris Sellers – Chief Executive Officer	September 5, 2025 – Present
Officer	Dates of Service
Carl Berry – Chief Operating Officer	October 2019 – Present

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Chris Sellers: See Question 4, See Exhibit A – LinkedIn Page
Carl Berry: See Question 4, Exhibit A-1 – LinkedIn Page

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

PRINCIPAL SECURITY HOLDERS

Name of Holder	Number and Class of Securities Now Held	Percent of Voting Power Prior to Offering
Chris Sellers		42.5%
Greg Light		42.5%

***Chris Sellers and Greg Light are the principal security holders of BevPoint Capital LP, which wholly owns American Icon Brewery LLC.
*BevPoint Capital LP, proportions ownership through percentages only.

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

We are a team embodying the spirit of exploration in the industry that defines and binds us together. Challenging traditional methods, getting dirty in the trenches, never giving up, and being the complete opposite of an armchair quarterback. From working in the corporate hamster wheel to grinding every day in our own small businesses – our experiences are what creates the value and the vision of the American Icon Team.
See Exhibit B: Investor Deck

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is an early-stage company incorporated on September 29, 2015, and acquired by BevPoint LLC on September 5, 2025. BevPoint's purchase comes with an ambitious reorientation and expansion plan. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a newer business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. Our need to conduct product development and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand,

expand our product and service offerings, improve function and benefits, attract integrate and maintain qualified personnel, and rely upon acceptance and growth in our targeted markets. Moreover, BevPoint LLC is planning an aggressive modification and expansion of American Icon, which contravenes the vision of the previous ownership. Customers may not accept BevPoint's new vision for American Icon and may choose to patronize our competitors, this would have an adverse effect on our plans and your investment.

In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally such as general economic conditions, increasing government regulatory activity, and competition. The Company believes that the estimates prepared by them for capital needs for its operations are reasonable, but until operations have continued for a period of time under new ownership it will be impossible to determine the accuracy of such estimates. We can give no assurance as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business.

The Company's management team is small. At present the Company's management is primarily made of two people, supplemented by additional members of BevPoint, one of which resides out-of-state. Our success is heavily dependent on the continued involvement of BevPoint Members and American Icon management. The Members may have other business interests that will require their time. Loss of the services of our Members or other key personnel we may hire could have a material adverse effect upon our business, financial condition, or results of operation. Additionally, our success depends on our ability to recruit, hire, train, and retain other highly qualified personnel. Competition for qualified employees in our industry is intense, and the loss of any such persons, or inability to attract, retain, and motivate any additional highly skilled employees required for our activities could have a material adverse effect on the Company.

The ownership company has a limited operating history and no track record of success. BevPoint purchased American Icon Brewery, LLC on September 5, 2025. American Icon will be the first property of what BevPoint Members anticipate will be a series of other similar-type properties throughout the country. BevPoint's Members spend a significant amount of time, energy, and effort on other endeavors, such as scouting potential acquisitions. These efforts will continue and may distract from potential success of American Icon.

 Our planned expansion comes with significant financial risks. We have significant short-term liabilities and have undertaken aggressive borrowing including in 2025 as further explained in Question 25. For instance, our gift card liability increased from $39,287 in 2023 to $347,407 in 2024. On September 1, 2025, we signed a ten-year lease with increasing annual fixed costs, including 3% increases in years 6-10. If our existing customers do not accept our expansion plans or we are not able to attract new ones, your investment could be adversely affected. Moreover, the independent CPA that reviewed our financial statements including a "Going Concern" note, see Exhibit D.

The delivery of our customer experience in the food and beverage marketplace is highly competitive. We face competition with respect to our brand within the food and beverage industry. Our competitors include major companies with global brand recognition. Many of our competitors have significantly greater financial, technical, and human resources than we

have and superior expertise in customer service and marketing and thus may be better equipped to grow and capture market share.

In general demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals which typically falls during times of economic uncertainty. Declines in economic conditions in the US may adversely impact our financial results. Because such declines in demand are difficult to predict, we or the industry may have increased or excess capacity as a result.

There may be substantial delays in receiving your first disbursement. Per the Subscription Agreement, the Investor will not begin receiving Quarterly disbursements until after the end of Quarter Two of 2026. Moreover, the RSA contains two Permitted Deferrals which allow, at the Company's sole discretion, the exercise of deferment of payments to all Investors for those quarters, with proper notification. These factors or others not contemplated could cause substantial delays in receiving your first disbursement.

There are general economic risks associated with the restaurant and brewery industry. Breweries are a cyclical business. Economic recessions can lead to few customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging food products we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the costs of heating and refrigeration could negatively affect our financial performance.

The restaurant and brewery industries are still recovering from the COVID-19 pandemic. The COVID-19 pandemic devasted the hospitality industry. Continued persistence of the COVID-19 virus and/or new strains resistant to available treatments could negatively impact our business. Unpredictable health conditions may force local, state, or the federal government to implement new lockdowns or stay-at-home measures which could negatively affect our financial performance.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions, and product innovation and third-party partnerships. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions, and marketing, or our response to those restrictions, could limit our efforts to maintain, extend, and expand our brands. Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation.

New entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. New companies may attempt to strengthen or maintain their market positions. The potential entrants may have competitive

advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability. We utilize menu prices to help offset cost increases including increased costs for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities, and other key operating costs. If our selection and amount of menu-price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could suffer.

The sale of alcoholic beverages at our brewery subjects us to additional regulations and potential liability. Because we sell alcoholic beverages, we are required to comply with alcohol licensing requirements of the federal government, state, and municipal authorities where are brewery is located. Alcoholic beverage control regulations require applications to state authorities and in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants including minimum age of guests and employees, hours of operations, advertising, wholesale purchasing, inventory control and handling, storage, and dispensing of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline of alcoholic consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

We may be subject to 'dram shop' statutes. Dram shop statutes generally allow a person injured by an intoxicated person the right to recover from an establishment that wrongly served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Damage to our reputation could negatively impact our business, financial condition and results of our operation. Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:
- Food and safety concerns, including food tampering or contamination
- Food-borne illness incidents;
- The safety of the food commodities we use;
- Guest injury;
- Security breaches of confidential guest or employee information;
- Employment-related claims relating to the alleged employment discrimination; wage and hour violations, labor standards or health care and benefits issues; or

- Government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social-media platforms and similar devices, including blogs social-media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or maybe inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside our control. We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our brewery. If our guests become ill from food-borne illnesses, we could be forced to temporarily closed. Furthermore, any instance of food contamination, whether or not at our restaurants could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's recently enacted Food Safety Modernization Act.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results. We are dependent of frequent deliveries of food and alcohol products that meet our specifications. Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand, or other conditions could adversely affect the availability, quality, and cost of ingredients, which would adversely affect our operating results.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission, and retention of large volumes of guests and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties by whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy, and requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences, or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and

licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

The Company may not be able to adequately protect its intellectual property and any attempt to protect the Company's intellectual property may require the expenditure of significant financial and managerial resources. Moreover, any steps by the Company to protect its intellectual property may not adequately protect its rights or prevent third parties from infringing or misappropriating its proprietary rights. Additionally, it may become subject to third-party claims that it infringed their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Securities

The Securities lack liquidity, have not been registered, and are offered under an exemption from federal registration. The Securities offered by the Company have not been registered under federal or state securities laws, and are offered pursuant to the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and

Regulation Crowdfunding (§ 227.100 *et seq*.). As a result, the Securities are subject to restrictions on transferability and resale and may not be transferred, sold, or otherwise disposed of, by any purchaser of the Securities during the one-year period beginning when the Securities were issued, unless the RSA is transferred (i) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. There is no market for the RSAs and no such market is expected to develop following the Offering.

Investors will be entitled to receive a return on their investment only through the RSAs and the Quarterly Revenue Share payments thereunder. If the Company does not generate sufficient revenues from operations, investors may not receive any return at all and/or may lose a substantial portion (or possibly all) of their investment amounts. The return to investors and the future value of the investment will depend on several factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. Neither the Company nor Portal make any representations or warranties with respect to any return on an investment in the Company.

The Securities are unsecured debt obligations of the Company. The RSAs are unsecured obligations of the Company and in the event of a default under the RSAs, investors will have limited recourse against the assets of the Company and rights that the Investor may have under the RSA will be subordinate to the Company's lenders, if any. Further, investors shall have no recourse against any other personal or business assets of the BevPoint Members.

The Securities will be subordinate to any present or future secured debt of the Company. The RSAs will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that the Company may incur in the future to the extent that the value of the assets securing that debt. The effect of this subordination is that if the Company is involved in a bankruptcy, liquidation, dissolution, reorganization, or similar proceeding, or upon a default in payment on, or the acceleration of any of our secured debt, if any, our assets that secured debt will be available to pay obligations on the RSAs only after all debt under our secured debt, if any has been paid in full from those assets. Holders of the RSAs will participate in any remaining assets ratably with all our other unsecured and unsubordinated creditors. The Company may not have sufficient assets remaining to pay on amounts due on any or all the outstanding RSAs.

The provisions of the RSAs relating to a liquidation event or change of control transaction may not be sufficient to protect you. The provisions in the RSAs may not necessarily afford you protection in the event of a transaction that may adversely affect you including a

reorganization, restructuring, merger, or other similar transaction involving the Company. These transactions may not involve a "liquidation event" or "change in control" which would trigger those protective provisions. Except in certain circumstances, the RSAs will not permit Investors to require us to repay the obligations of the RSAs in the event of a takeover, recapitalization, or similar transaction.

The Company may not be able to generate sufficient cash flow to meet our obligations on the RSAs. The Company's ability to generate sufficient cash flow from the operations to make scheduled payments on the RSAs will depend on our future financial performance which will be affected by a range of economic, competitive, and business factors, many of which are outside our control. The Company will be in default if it is unable to pay required payments when due, according to the terms of the Subscription Agreement. This could force us to discontinue our business. If the Company does not generate sufficient cash flow from operations, we may have to undertake alternative financing plans such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. The Company cannot assure Investors that any refinancing would be possible, that any assets could be sold, or if sold, the timing of the sales and the amount of proceeds realized from those sales, or that the additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. The Company's inability to generate sufficient cash flow to satisfy our payments on the RSAs would severely negatively impact the Investor's investment.

The Company intends to treat the RSAs as debt for federal income tax purposes. The classification of the RSAs as debt for federal income tax purposes is not certain and no guarantee can be made that the IRS will accept the Company's treatment as such.

Because of the nature of the amount and timing of payments to be made under the RSAs, investors will be required to recognize interest income from an RSA each year under the originalissue discount ("OID") rules contained in the Internal Revenue Code, even if no payments are
made with respect to the RSAs.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request the portal instruct the escrow agent to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and Investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Investors will have no equity interest in the Company and no say in Company decisions.
Investors will not become members of the Company and shall have no voting, dividend, or other rights or status as a member of the Company because of his, her, or its investment. Investors shall only be entitled to their pro rata share of collected Quarterly Net Sales Revenue of the Company, up to the Maximum Revenue Share Amount. The only return on the investment is the Quarterly Net Sales Revenue share payments set forth in the Subscription Agreement. Subject to any fiduciary duties owed to our other members or investors under Florida law, BevPoint Members may be able to exercise significant influence over matters requiring owner approval, including the election of directors or mangers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, the Members may support proposals and actions which you may disagree. The concentration of ownership could prevent or delay a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the potential price investors are willing to pay for the Company. In addition, the Members could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management proposals that are subject to Member approval.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE OFFERING

9.   What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, to operate American Icon Brewery LLC which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

USE OF PROCEEDS

10.   How does the issuer intend to use the proceeds of this offering?

If we raise: $10,000 - $250,000

Use of Proceeds:

        55 % Capital Expense/Leasehold Improvements

        20% Marketing

        15% Research and Development

        5% Professional Services

        1% Inventory and Equipment

        4% Portal Fees

_____

If we raise: $250,000 - $1,235,000

Use of Proceeds: Additional marketing and operational outlays

        50 % Capital Expense/Leasehold Improvements

        20% Marketing

        21.5% Inventory & Operating Expenses

        5 % Contingency Capital

        3.5 % Portal Fees

11.   How will the issuer complete the transaction and deliver securities to the investors?

If we reach our Target Amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). See Subscription Agreement for additional details. Portal will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1.   Investor Commitment. The Investor will submit, through Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Subscription Agreement"), using the Investor's electronic signature.

2.   Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the Portal website. After the offering closes, the Company will countersign the Subscription Agreement. The executed Subscription Agreement will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

3.   Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Portal into an escrow account held with a third-party bank on behalf of issuers offering securities through Portal.

4.   Progress of the Offering. The Company will email the Investor periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target-offering amount is met.

5.   Closing: Original Deadline. Unless we meet the target-offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Portal Profile.

6.   Early Closings. If the Company meets the target-offering amount prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, the company will notify investors by email and through the "My Investments" screen.

At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7.   Book Entry. Investments may be in book entry form. This means the Investor may not receive a certificate representing his or her investment.

Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Company will also email the Investor the Subscription Agreement again. The Subscription Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The PORTAL will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the Information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor will receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company. The Company will give each investor notification of the cancellation, disclose the reason for the cancellation, Identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Subscription Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the Investment commitments from all Investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investor commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 500 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 500 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by

investors were received, or other criteria at the discretion of the Company, before the offering deadline.

13.   Describe the terms of the securities being offered.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering and the Securities— "The Securities."

To view a copy of the Revenue Share Agreement (Subscription Agreement) you will purchase please see Exhibit C. The main terms of the RSA are provided below.

The Company is offering up to $1,235,000 of Revenue Share Agreement (RSA). The Company is attempting to raise a target amount of $10,000 (Target Amount). The Company must receive commitments from Investors totaling the Target Amount by May 31, 2026 (the Offering Deadline) in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline no securities will be sold in the Offering. Investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,235,000 (the Maximum Amount) and the additional securities will be allocated at the Company's sole discretion. The Company has the right to raise the Maximum Amount at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the Company.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until at least the Target Amount of investment is reached. Purchasers may cancel an investment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Portal. The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Target Amount and providing notice to the Purchasers. If any Material Change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will notify Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a Material Change is made to the terms of the Offering, the Purchaser's commitment will be cancelled, and funds will be returned without interest or deduction. If a Purchaser does not cancel and investment commitment before the Target Amount is reached, the funds will be released to the Company upon Closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment.

Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent Closing and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Revenue Share Agreements are not binding on the Company, until accepted by the Company, which reserves the right to reject in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable perspective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

Payment Schedule

The principal amount of a single Security or RSA is $250.00 or more, the maximum individual investment limits are governed by 17 CFR § 227.100. The Securities will pay 4% the Quarterly Net Sales Revenue Share Amount (Investment Amount/Total Investment Amount) x Revenue Percentage) x Quarterly Gross Revenue, as further explained in the Subscription Agreement.

The Company's obligation will end when the Investor has received the Maximum Revenue Share Amount, which will equal 1.5x the Investment Amount for the first $500,000 that passes all compliance checks and becomes officially accepted by the Company and then 1.4x thereafter . (Exhibit C). Any ambiguity or "overages" at the point when investments cross the $500,000 shall favor the 1.5x multiplier. The Company may pay off all the RSAs in their entirety at any time by paying the Investors any unpaid part of the Investor's Maximum Revenue Share Amount. The Company may make partial prepayments provided that, all partial prepayments shall be made pro rata among all the Investors based on the amounts of their RSA totals. The RSAs shall not require a prepayment penalty. Any remaining funds owed to the Investor shall become due on the Termination Date (June 30, 2031) as further explained in th Subscription Agreement (Exhibit C).

Beginning on the Payment start date July 1, 2026, (except in the case of a Permitted Deferral), the Company shall make quarterly payments to the Investor until the Maximum Revenue Share Amount is paid in full; provided, however, that at any time the Company may defer up to two such payment upon notice to the Investor as defined in the Subscription Agreement (Permitted Deferral). Unexcused late payments shall be subject to a five percent late charge as further explained in the Subscription Agreement (Exhibit C).

The RSAs will be considered paid in full and this Agreement will terminate when the Company has paid the Investor the Maximum Revenue Share Amount except in the Event of Default, in which the Company will incur penalties. Under no circumstances shall the Investor be entitled to more than his or her Maximum Revenue Share Amount.

The Investor should read the Subscription Agreement carefully and consult with a financial and/or legal professional before investing.

Security:

The RSAs are not secured.

Subordination:

The RSAs may be subordinate to other indebtedness of the Company.

Events of Default

Events of Default are fully explained in the Subscription Agreement (Exhibit C)

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☑ Yes
☐ No Explain:
~~No Voting Rights and as may be further explained in the Subscription Agreement~~

16. How may the terms of the securities being offered be modified?
The RSAs may not be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The Company is wholly owned by a MEMBER MANAGED LIMITED LIABILITY COMPANY organized pursuant to Florida state law. It has three Members. The Members have 100% membership interests. The Members govern, BevPoint, and through it, the Company pursuant to the Company's Operating Agreement, which sets forth how the Company will be managed.

Options:

Other Rights:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). Governance of the Company will be conducted solely at the discretion of BevPoint Members. RSA holders will have no say in the management decisions of the Company.

Additional risks related to the rights of other security holders are discussed below in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, BevPointt Members may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions.

The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the Managing Members may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities.

The Managing Members may make changes that affect the tax treatment of the Company in ways that are unfavorable to You but favorable to them. They may also vote to engage in new offerings

and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns.

Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities are debt providing a specific rate of return per the Subscription Agreement. The securities are not equity. Investors will not have any ownership rights in the Company. All obligations of the Company to the Investors will cease upon payment of the Maximum Revenue Share Amount and/or as otherwise stated in the Subscription Agreement.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should **not** be considered to be indicative of the actual value of the securities offered hereby.

Before making an investment decision, you should carefully consider the evaluated valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will hold no equity stake in the Company, and thus have no ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by BevPoint Members and American Icon's officers. The Investor will have no independent right to name or remove an officer or employee of the Company.

Following the Investor's investment in the Company, the Company may sell additional RSAs which could negatively affect the Investor including but limited to prolonging the time at which the Investor receives his or her Maximum Revenue Share Amount. The Investor may have the opportunity to increase investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result negative repercussions for the Investor.

23.   What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities</u>. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which could negatively affect Investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

<u>A sale of the issuer or of assets of the issuer.</u> The Investor will rely upon the executive management of the Company and BevPoint Members to manage the Company to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If BevPoint Members authorize a sale of all or a part of the Company, or a disposition of a substantial portion of Company assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties</u>. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms that are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:
        See Financial Statement Review Exhibit D, Note 5 – Liabilities and Debt

        Notes Payable - $591,300
        Notes Payable – Related Parties - $323,675

25.   What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2023	4(a)(2)	Note Payable	$25,000	Working Capital
1/2023	4(a)(2)	Equipment Loan	137,306	Brewery Expansion
3/2023	4(a)(2)	Note Payable	$50,000	Working Capital
4/2023	4(a)(2)	Note Payable	$25,000	Working Capital
5/2023	4(a)(2)	Note Payable	$44,660	Working Capital
6/1/2023	4(a)(2)	Note Payable	$250,000	Working Capital
8/2023	4(a)(2)	Note Payable	$45,000	Working Capital
9/2023	4(a)(2)	Note Payable	$200,000	Working Capital
6/2024	4(a)(2)	Note Payable	$200,000	Working Capital
7/2024	4(a)(2)	Note Payable	$300,000	Working Capital
8/2024	4(a)(2)	Note Payable	$50,000	Working Capital
3/2025	4(a)(2)	Note Payable	$184,475	Working Capital
4/2025	4(a)(2)	Note Payable	$146,882	Working Capital
9/2025	4(a)(2)	Note Payable	$107,053	Working Capital
10/2025	4(a)(2)	Note Payable	$54,500	Working Capital

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

   If yes, for each such transaction, disclose the following:

Name:

Amount Invested: 0.00

Transaction type: Issued Round

Issue date:

Relationship:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

This section contains Forward Looking Statements, please note: Certain statements that we make may constitute "forward-looking statements." Forward-looking statements include information concerning future strategic objectives, business prospects, anticipated savings, financial results (including expenses, earnings, liquidity, cash flow and capital expenditures), industry or market conditions, demand for and pricing of our products, acquisitions and divestitures, anticipated results of litigation and regulatory developments or general economic conditions. In addition, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," "forecasts," and future or conditional verbs such as "will," "may," "could," "should," and "would," as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements. We caution Investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in our filings with the Securities and Exchange Commission, particularly the Form C that accompanies this Offering. We expressly disclaim any obligation to update any forward-looking statement in the event it later turns out to be inaccurate, whether as a result of new information, future events or otherwise.

Management Discussion and Analysis (MD&A)
American Icon Brewery – Financial Overview and Strategic Outlook

Historically, American Icon Brewery has operated primarily as a restaurant-focused business. BevPoint purchased the Company on September 5, 2025. The Reg CF initiative represents a transformative opportunity to capitalize on all identified revenue-generating tiers the Company presents — including distribution, retail, experiential tourism, and packaged goods. By expanding beyond the dining room, the company will fully leverage its brand equity and physical footprint.

The financial forecast reflects a strong upward trajectory in American Icon's revenue performance across all categories. We believe total revenue will grow from **$4.0 million annually** to **$7.0 million by year four**, supported by diversified income streams. This expansion

demonstrates significant growth potential as the company transitions from its traditional single-channel restaurant model into a comprehensive, multi-tiered revenue operation.

Revenue Performance and Growth Drivers

- **Wholesale (Distribution Shipments):** Expansion from $200,000 to $1.52 million, marking the development of a regional distribution presence planned over an 18-month expansion period.

- **Food & Non-Alcoholic Beverages:** Core restaurant revenue remains robust on a conservative growth rate trend.

- **Bar Revenue:** Core Bar Revenue forecasted to remain steady with consistent growth to increased guest visitors touring the facility.

- **Package Store and Retail – Brewhaus Experience:** Emerging new profit centers contributing over $700,000 combined by year four, demonstrating traction in on-site and take-home retail sales.

Financial Forecast Showcasing Opportunity Economic Growth Drivers

	FIRST 6 MONTHS	2026-2027	2027-2028	2028-2029
Wholesale (Distribution Shipments)	$99,567	$1,289,600	$1,379,872	$1,517,859
Food& NA Beverages (per Check)	$1,304,533	$2,869,973	$3,072,021	$3,287,862
Bar Revenue (per Check)	$585,088	$1,287,194	$1,377,297	$1,473,708
Package Store	$0	$378,353	$404,838	$434,177
Retail – Brew Haus Experience	$27,627	$262,567	$280,947	$300,613
Total Revenue	**$2,016,815**	**$6,087,687**	**$6,514,975**	**$7,013,219**
COGS	$580,185	$1,765,429	$1,889,343	$2,033,834
Gross Profit	$1,436,630	$4,322,258	$4,625,632	$4,979,385
Gross Margin	71.20%	71.00%	71.00%	71.00%
Operating Costs	$1,252,915	$3,774,366	$4,039,284	$4,348,196
Net Cash Flow	**$183,715**	**$547,892**	**$586,348**	**$631,189**
Net Margin	9.10%	9.00%	9.00%	9.00%

Profitability and Margins
Gross profit forecasted to increase from **$2.8 million to $5.0 million**, maintaining a consistent **71% gross margin**. After accounting for growing operating costs linked to expansion and reinvestment, **net cash flow improvement expected to be $183,715 in the first six months to $631,189 in year four**, sustaining a **net margin of approximately 9%**. This stability underscores the strength of the operating model and efficiency in managing scaling costs. NOTE: Planned partnership revenue and gross margin for co-packing manufacturing is not listed in the forecast.

Strategic Vision and Reg CF Impact
This next phase will position **American Icon as one of Vero Beach, Florida's premier tourist**

destinations, celebrating the **rich history of its 1926 building** and integrating hospitality, craft beverage, and cultural heritage into a single iconic experience. The multi-tiered approach will not only diversify revenues but also strengthen community engagement, economic impact, and brand sustainability.

Conclusion

With consistent growth, solid profit margins, and a diversified expansion plan, American Icon is poised to deliver long-term value to investors and stakeholders. The Reg CF capital raise will accelerate this evolution, reinforcing the brand's position as a leading driver of tourism, innovation, and heritage in the region.

Please see the Investor Deck (Exhibit B) for further information.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See Exhibit D: Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016.

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement,

restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
   (A)   association with an entity regulated by such commission, authority, agency or officer?
   ☐ Yes ☑ No

   (B)   engaging in the business of securities, insurance or banking?
   ☐ Yes ☑ No

   (C)   engaging in savings association or credit union activities?
   ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in

the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

       (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016,

then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website, no later than December 31, 2027.

Once posted, the annual report may be found on the Company's website at
https://www.americaniconbrewery.com/RegCFReport
The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Updates
Updates on the status of this Offering may be found at
https://www.cultivatecapital.org/offerings/americanicon/updates

EXHIBIT A: LinkedIn Profiles

Contact

chris@bev-point.com

www.linkedin.com/in/sellerscc
(LinkedIn)

Top Skills

Business Operations
Strategy
Leadership

Chris Sellers

Business Advisor and Consultant | CPG and Craft Beer & Spirits |
Business Strategy | Revitalizing Sales | Unlocking Potential. Driving
Growth. Transforming Businesses.
Miami-Fort Lauderdale Area

Summary

I am an advisor to craft beer and spirits and CPG start-ups, mid-level
businesses, and brands that want more…

Sustainable revenue and profitability
Geographic reach
Product offerings
Market share

You want this, but…

You are competing against large, established businesses with great
financial resources.

You lack the experience and knowledge to navigate the complex
supply distribution network.

You must figure out the right path without burning through your
investment money.

You need help making the right decisions so all parts of your
organization work together towards your goals.

This is where I come in.

As a successful leader in the beverage industry, having experience
in large corporate entities and as a small business owner, I've grown
value, increased revenue and EBITDA, and exceeded consumer
expectations.

With 25+ years of sales and operations leadership experience
as President of two beverage companies, I've grown five global
craft spirits brands with over 30+ SKUs, developed a footprint in

40 states, and created relationships with national distributors and retailers like Wal Mart and Total Wine, and cash flowed operations in 18 months.

Additionally, I was a sales leader for Southern Eagle Distributing, an $80M beverage distributor with 25+ manufacturers and suppliers and 30 national retail chain accounts.

How do I get these results?

I call it my Common Sense Simplification approach.

I take complex issues and break them down into simpler concepts through education and effective communication. I look at the greatest areas of opportunity and success, build a roadmap, and provide support throughout the journey.

Your organization may be suffering because of the following:

-Sales and marketing focusing on the wrong KPIs
-Performance expectations not defined or with little accountability
-Inadequate operations and administrative support
-Not identifying the right financial and economic indicators for success
-Weak branding and consumer interest
-Inadequate distribution infrastructure
-Divergence of goals and lack of collaboration between departments

I can support you with the following:

Team performance
Financial management & cost accounting
Supply chain logistics
Strategic business & enterprise value planning
Business unit alignment
Federal/State regulatory & contract negotiations
Licensing, trademark, & intellectual property
M&A
Product introduction & life cycle management
Major account development & portfolio management

Contact me at Chris.Sellers@Cardinal-Sun.com for more information on how I can help your organization.

———

Experience

BevPoint Group LLC & BevPoint Capital LP
CEO - Manager
April 2024 - Present (1 year 8 months)
United States

Hi-Wire Brewing
Minority Shareholder/Owner
2016 - Present (9 years)
Asheville, North Carolina, United States

BevNomad
Chief Operating Nomad & CoFounder
January 2023 - 2024 (1 year)
United States

Two Trees Distilling Co./MD Werks (MDWK)
President - Co Founder - Board Member
January 2013 - June 2022 (9 years 6 months)
Fletcher, North Carolina, United States

Co-Founder and Board Member of a technology disruptor in the global brand in the craft
spirits category. Prost Beverage Co. merged in 2021 with Two Trees Distilling Company and
RF Kettle. Two Trees has a tasting room in Fletcher, NC, and brands such as Tim Smith Spirits
- Climax Spirits and Southern Reserve, Two Trees Whiskey and Vodka, Two Trees flavored
whiskey portfolio, plus the Two Trees folklore brand series.
As the first investor in this craft spirits start-up, I saw the opportunity to disrupt the status quo
and use technology to create distinctive spirits that matched old-world methods and become
a significant player in the early-stage craft spirits industry. Two Trees offers rapid-aging on a

contract basis, addressing consumer demand for premium products and improving speedto-market for retailers and manufacturers while reducing the industry's dependency on wood

supply, thus addressing sustainability.

During my tenure as President and Board Member, I have been able to accomplish the

following:

• Starting from zero, grow a business that in 18 months post capitalization was able to

cash flow operations.

• Found external marketing partners, such as the Discovery Channel, the Moonshiners

show producers, and Tim Smith, the lead talent, and licensing companies.

• Spearheaded distribution into 40 states by developing relationships with major spirit

distributors and national accounts, such as Southern Glazers Wine & Spirits, Republic

National Distributing, Wal-Mart, and Total Wine.

• Participated in Raising $6 million in a Series A funding round and merged 5 operating

companies valued at $22M post Series A.

• Participated in securing patents for new, innovative distilling technology that allows

approximately 20 barrels of aged product to be produced per day.

Southern Eagle Distributing, Inc.
Executive Sales Director
1997 - 2013 (16 years)
Fort Pierce, Florida, United States

Developed sales and marketing strategies for an $80 million beer/beverage distributor.

Oversaw a sales team of 120 individuals, servicing 600 retail accounts in a one-hundred-square-mile territory.

Financial Impact & Revenue Generation:

-Grew revenues by 60% over 10 years.

-Increased market share from 53% to 71% over 10 years in a highly competitive market.

-Expanded annual unit/case sales growth by over 42% to 4M cases.

-Launched 400+ new products, 15+ supply chain partners, generating $65M in cumulative revenue and
3M in profitability.
-Negotiated $3.8M distribution rights for Modelo brands, resulting in increasing sales 167% over 4 years and debt payoff 2 years early.

Business Planning & Development:

Development of a 5-year business plan model for Southern Eagle Distributing and additional small to mid-size distributors. The elements included:

-Technology in supply chain management.
-Local distributor adaptation through supplier consolidation.
-Product lifecycle evaluation, including supplier support, wholesaler sell-through, and inventory turnover.
-Strategic alliances and joint ventures.

Supply Chain Management:

-Extensive knowledge of national and global supply chain corporations, including Anheuser-Busch InBev, Constellation (Corona), North American Breweries, Hansen's, Nestle, Wal Mart, Publix Supermarkets, 7-11, Circle K, CVS, and Walgreens.
-Increased accuracy of product ordering and other efficiency improvements through developing a comprehensive logistics system integrating sales, delivery, warehouse, and IT departments.

Employee Performance & Motivation:

-Designed a sales/marketing compensation program with aggressive metrics tied to performance and revenue building.
-Changed front-line sales personnel and management behavior to focus on "build your business," such as selling skills enhancement, invoice building, and SKUs sold.

Treasure Coast Sportswear Inc.
General Manager
1996 - 1997 (1 year)
Fort Pierce, Florida, United States

• Led revenue growth of 40%, managing the evolution of Anheuser-Busch and Corona licensed apparel clothing manufacturer shipping product nationally focusing on marketing strategies and sales presentations to accounts including Anheuser-Busch, Wal-Mart, JC Penney, Pamida Stores, 7-11, and Spencer's Gifts
• Supervised 8 production team members
• Negotiated the successful merger and transfer of the organization

Education

Florida Atlantic University
Bachelor of Business Administration - BBA, Accounting and Business/Management

Contact

www.linkedin.com/in/carl-berry-673982a5 (LinkedIn)

Top Skills

Customer Service
Leadership
Microsoft Office

Carl Berry

A touch of class and a full glass
Boynton Beach, Florida, United States

Experience

Palm & Ivy Kitchen and Cocktails

Co-Founder
July 2024 - Present (1 year 5 months)
Hobe Sound, Florida, United States

A fresh new concept in Hobe Sound, Florida featuring craft beer and cocktails, a creative and chef inspired menu, all in a newly remodeled space!

Kazu Japanese Sushi

Co-Owner
February 2023 - Present (2 years 10 months)
Stuart, Florida, United States

AMERICAN ICON BREWERY

Co-Owner
October 2019 - Present (6 years 2 months)
Florida, United States

Duffy's Sports Grill

Training Director
July 2015 - October 2019 (4 years 4 months)
West Palm Beach, Florida Area

Duffy's Sports Grill

12 years

General Manager
March 2007 - 2015 (8 years)
West Palm Beach, Florida Area

Chef
October 2003 - March 2007 (3 years 6 months)
West Palm Beach, Florida Area

Education

The School of Hard Knocks

Master of Hard Work, Hospitality · (2003 - 2018)

EXHIBIT B: Investor Deck

Investor Presentation



This Page contains Forward Looking Statements, please note:

Certain statements that we make may constitute "forward-looking statements." Forward-looking statements include information concerning future strategic objectives, business prospects, anticipated savings, financial results (including expenses, earnings, liquidity, cash flow and capital expenditures), industry or market conditions, demand for and pricing of our products, acquisitions and divestitures, anticipated results of litigation and regulatory developments or general economic conditions. In addition, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," "forecasts," and future or conditional verbs such as "will," "may," "could," "should," and "would," as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed in the forward- looking statements. We caution investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in our filings with the Securities and Exchange Commission, particularly the Form C that accompanies this Offering. We expressly disclaim any obligation to update any forward-looking statement in the event it later turns out to be inaccurate, whether as a result of new information, future events or otherwise.

Our culture

We are a team embodying the spirit of exploration in the industry that defines and binds us together. Challenging traditional methods, getting dirty in the trenches, never giving up, and being the complete opposite of an armchair quarterback.

From working in the corporate hamster wheel to grinding every day in our own small businesses – our experiences are what creates the value and the vision of the American ICON Team.

Through all of this, there is one resounding theme… Trying not to take ourselves too seriously and most importantly remembering that –

OUR UNITY IS IMPERATIVE

Saddle up and enjoy the ride.



Our mission

Building Experiences - building lasting memories & destination attractions unlike anything in the USA Inspire our visitors through our cultural heritage, traditions, & preservation of our ancestry.

Identify and quickly respond to emerging trends & categories, by region, and by demographics.

To be a **partner** to highly talented founders capable of building and scaling beverage, consumer packaged goods (CPG) within the total beverage and entertainment universe.

Meet our dynamic leadership team: Chris Sellers and Carl Berry, whose combined expertise drives our strategic vision and enhances our company culture.



Leadership Team





CHIEF EXECUTIVE OFFICER
Chris Sellers

Chris brings over 25+ years of executive experience, steering strategic initiatives and fostering innovation.

CHIEF OPERATING OFFICER
Carl Berry

Carl specializes in operational efficiency, enhancing team management and employee engagement.



Get to know Chris

Chris began his career at Southern Eagle Distributing (SED), an Anheuser-Busch distributor, after graduating from FAU in 1995. Starting as a driver-salesman, he quickly transitioned into management, building key partnerships with major retailers and suppliers. Rising through roles in category management and national accounts, he was appointed VP of Sales & Marketing in 2007 and approved as a Successor Manager under the AB InBev equity agreement in 2012.

In 2013, Chris transitioned into an independent supplier owner in the craft spirits category, launching and growing a new brand from scratch. He secured distribution, forged national partnerships, and later co-founded Two Trees Distilling in 2018, merging five companies in 2021 while pioneering sustainable aging technology. He was also a minority shareholder and strategic advisor with Hi-Wire Brewing and assisted them to expand into multiple states and achieve strong production growth.

Now, as an independent advisor, Chris focuses on building strong team cultures and supporting growth ventures. Outside of work, he dedicates time to his wife of 28 years, two daughters, and extended family.



Get to know Carl

Co-Founder of Paradigm Hospitality Group, a multi-unit restaurant company with a diverse portfolio of owned, managed, and designed brands. With 26 years in the hospitality industry, Carl has held leadership roles including Chef, General Manager, and Director of Training during his 16-year tenure at Duffy's Sports Grill. Since co-founding PHG in 2019, he has led the development and acquisition of multiple concepts including The Agency, Sundy House, Kazu Sushi, Hobe Sound Grille, Lock 50, American Icon Brewery, Palm & Ivy, and Penellie's Café. He also oversees all food and beverage operations for the US Open Pickleball Championships.

A South Florida native, Carl is deeply involved in industry leadership. He was the inaugural President and currently serves as Treasurer of the FRLA Treasure Coast Chapter. He also sits on the FRLA State Education Committee, the PAC Board of Trustees, and the Culinary & Hospitality Advisory Board at IRSC. Carl is a certified ServSafe proctor and instructor and formerly sat on the ANSI accreditation board for Home Of Training.

Treasure Coast by the Numbers

Florida's shoreline Gross State Product (GSP) Is more than **$402 billion**, two and a half times the nearly **$160 billion** of its' inland economy.

Florida's beaches and near shore coastal waters draw more than **33 million tourists** to Florida each year, contributing more than **$56 billion** and more than **900,000 jobs** to the economy.

Florida's Atlantic coast provides immense recreational value through activities like beach use and saltwater fishing, and significant economic value, contributing **tens of billions to the state economy annually** and supporting **hundreds of thousands of jobs** in tourism, transportation, and other marine-dependent industries

The Treasure Coast of Indian River, St. Lucie and Martin counties has emerged as an ideally located hub of sectors key to Florida's growth. The region is ready for growth, with development costs and rental rates often far below those found elsewhere in the state.

The story of the Treasure Coast began over 300 years ago when a fleet of 11 Spanish ships wrecked offshore between the St. Lucie River and Cape Canaveral

Tourism is a key component of the Space Coast economy, accounting for 46,000 direct and spinoff jobs, with $1.5 billion a year in tourism-related wages.

American Icon Brewery – Vero Beach, FL



Annual Revenue
$4+ million

Location
Vero Beach

EBITDA
$350,000

Established
2016

Projected EBITDA
$800,000+

Financial Forecast Snapshot

	FIRST 6 MONTHS	2026-2027	2027-2028	2028-2029
Wholesale (Distribution Shipments)	$99,567	$1,289,600	$1,379,872	$1,517,859
Food& NA Beverages (per Check)	$1,304,533	$2,869,973	$3,072,021	$3,287,862
Bar Revenue (per Check)	$585,088	$1,287,194	$1,377,297	$1,473,708
Package Store	$0	$378,353	$404,838	$434,177
Retail – Brew Haus Experience	$27,627	$262,567	$280,947	$300,613
Total Revenue	**$2,016,815**	**$6,087,687**	**$6,514,975**	**$7,013,219**
COGS	$580,185	$1,765,429	$1,889,343	$2,033,834
Gross Profit	$1,436,630	$4,322,258	$4,625,632	$4,979,385
Gross Margin	71.20%	71.00%	71.00%	71.00%
Operating Costs	$1,252,915	$3,774,366	$4,039,284	$4,348,196
Net Cash Flow	**$183,715**	**$547,892**	**$586,348**	**$631,189**
Net Margin	9.10%	9.00%	9.00%	9.00%

How We Will Impact Cashflow

Package Store	Distribution	Marketing	Destination
4-cop Quota License	**Rebrand & Retarget**	**Holistic Approach**	**Hands on Brewing**
Reshaping the current space that is being used for retail product sales e.g. shirts, hats, and the like. We will fully utilize the 4-COP license to transform this 400 SF space into a retail liquor store.	New targeted approach focusing on large chains e.g., ABC, Publix, and Total Wine. Building retail packages that are attractive to buyers in the chain space and expose the destination to inspire increased visitors.	Using geo targeted marketing and focusing in on the experience driven consumer we will improve the overall volume of guests traveling to American Icon Brewery.	Adding a 1920's style prohibition era hands on brew haus experience and museum to this historic landmark will make this must-see location a destination and attraction for guests visiting from all over.



Interactive Brew Haus Vision



Investment Rationale

Landmark Facility

American Icon Brewery is a pillar of Florida's East Coast craft beer scene.

Scalable Operations

The brewery's established hospitality operations and unused brewing capacity present an opportunity

Value-Add Strategy

Initiatives include optimizing the brewpub experience, implementing cost controls, and activating new revenue streams.

Platform Synergy

This acquisition will serve as the headquarters for BEVPoint's national platform

Financial Terms & Structure: BE ICONIC Programs

Tier	Investment	# of Entries	Rewards & Benefits
Platinum	$3,000	150	4 Tickets to 4th of July VIP Event; $1,000 Gift Card; Redeemable Token for ICON Brew Haus Experience (for 2); Custom Merch & Glassware
Gold	$2,000	250	$500 Gift Card; Redeemable Token for ICON Brew Haus Experience (for 2); Custom Merch & Glassware
Silver	$1,000	Open	$250 Gift Card; Redeemable Token for ICON Brew Haus Experience (for 2); Custom Merch & Glassware
Bronze	$500	Open	Redeemable Token for ICON Brew Haus Experience (for 2); Custom Merch & Glassware
Base	$250	Open	Custom Merch & Glassware

Financial Terms - Summary

Description	Amount / Term	Notes
Total Investment	$1,235,000	
Total Returned	$1,605,500	Pre-Balloon
Rev Share Multiple	1.3	
Term Profit	$370,500	
Term (Months) Beginning July 1, 2026	60	
Balloon Incentive 1.2 Rev Share Add-On	$247,000	Balloon Incentive on early payout or 60-month term @ 1.5 multiple
Total Profit	$617,500	
Total Principal + Rev Share	$1,852,500	
APR ROI%	10.0%	

Let's Celebrate Life

Thank you for your time and attention!



This presentation (the "Presentation") is being provided to certain selected qualified prospective investors on a confidential basis for informational and discussion purposes only and may not be relied on in any matter as legal, tax or investment advice or as an offer to sell or a solicitation of an offer to buy an interest in the investment fund described herein (the "Fund"). A private offering of interest in the Fund will only be made pursuant to a confidential memorandum or presentation, a Limited Partnership Agreement and subscription documents related thereto, which will be furnished to qualified investors on a confidential basis. The interests in the Fund have not been, nor will they be, registered under the U.S. Securities Act of 1933, as amended, or qualified or registered under any applicable state, local, provincial or other statutes, rules or regulations.

This Presentation (as amended or supplemented in writing from time to time), is provided on a confidential basis solely for the information of those persons to whom it is provided and their professional advisers so that they may consider an investment in the limited partnership interests (the "interests") in the Fund and is not to be reproduced or used for any other purpose. This Presentation and the information contained herein may not be reproduced or distributed nor may its contents be disclosed to persons not directly involved with the prospective investor's decision regarding the purchase of the offered securities without the prior written consent of Chris Sellers, General Partner

EXHIBIT C: Revenue Share Agreement

THE INVESTOR UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REVIEWED, APPROVED, OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC), NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO THE INVESTOR IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE REVENUE SHARE AGREEMENTS (RSAs) HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933 AS AMENDED (THE ACT). THE RSAs ARE OFFERED IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THE ACT SET FORTH IN SECTION 4(A)(6) THEREOF AND IN SEC RULE 227 PROMULGATED THEREUNDER, AS WELL AS OTHER EXEMPTIONS FROM REGISTRATION REQUIREMENTS. THE INVESTOR UNDERSTANDS THE RSA MUST BE HELD INDEFINITELY UNLESS THE SALE OR TRANSFER THEREOF IS SUBSEQUENTLY REGISTERED UNDER THE ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. DURING THE PERIOD WHICH THE RSAs ARE BEING OFFERED AND SOLD BY THE COMPANY AND FOR A PERIOD OF TWELVE MONTHS FROM THE DATE OF THE LAST SALE BY THE COMPANY OF AN RSA IN THE OFFERING, ALL PERMITTED RESALES OF ALL OR ANY PART OF THIS RSA, BY ANY PERSON SHALL BE MADE ONLY AS OUTLINED IN SECTION 227.501 OF THE CODE OF FEDERAL REGULATIONS.

THE INVESTOR ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, IT MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. THERE IS NO GUARANTEE OF RETURNS. INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT THEY MAY LOSE THEIR ENTIRE INVESTMENT.

REVENUE SHARING AGREEMENT

This Revenue Sharing Agreement (Agreement) is entered into as of the date on the signature page below (the “Effective Date”) by and between, American Icon Brewery, LLC, a Florida Limited Liability Company (“Company”) and the investor whose name and signature appears on the signature page below (“Investor”) (collectively the “Parties”). This Agreement is one of a series of Revenue Sharing Agreements (collectively RSAs) being issued by the Company to investors pursuant to the terms of those certain Regulation Crowdfunding Offering Materials dated December 31, 2025, as may be supplemented from time to time (the Offering Material) available through Cultivate Capital Group, LLC available at https://www.cultivatecapital.org/offerings/americanicon pursuant to which the Company will raise up to an aggregate amount of $1,235,000 from such investors (the Offering).

Section 1: Investment Amount

Investor agrees to invest the amount stated on the signature page below.

Section 2: Defined Terms

"**Change in Control**" means (a) the Company's consummation of a merger, consolidation, reorganization or similar business transaction, unless immediately after such transaction more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons or entities who were members of the Company immediately before the transaction; or (b) the Company's consummation of a sale of all or substantially all its assets.

"**Confidential Information**" means, whether or not such information is designated or marked by the Company as confidential, proprietary, or secret, (a) any and all financial, technical and other information regarding the Company and its business, products, assets, or properties; and (b) any and all proprietary information, materials, know-how and trade secrets of the Company regarding the ideas, technology, products, business, or business methods (whether or not in written, electronic, machine readable or other tangible form) of the Company, any parent, subsidiary, or affiliate of the Company, or any of their respective officers, directors, members, managers, employees, or agents.

"**Closing**" means the point at which the earlier of the expiration of the raise on May 31, 2026, termination of the Offering by the Company, or any minimum amount constituting a Successful Raise up to the aggregate amount of $1,235,000 has been invested and the transfer of subscriber funds to a deposit account maintained by the Company has been initiated, which funds, in the aggregate in the case of multiple closes, shall constitute net Offering proceeds usable by the Company for the purposes outlined in the Offering Material.

"**Maximum Revenue Share Amount**" means an amount equal to [1.5] times the Investment Amount for the first $500,000 raised that passes all compliance checks and becomes officially accepted by the Company and [1.4] times the Investment Amount thereafter. Any ambiguity or "overages" at the point when investments cross $500,000 shall favor the 1.5x multiplier.

"**Net Sales Revenue Share Amount**" means (Investment Amount/Total Investment Amount) x Revenue Percentage x Quarterly Gross Revenue.

"**Quarterly Gross Revenue**" means all gross revenues collected by the Company starting at the Revenue Starting Quarter.

"**Quarterly Revenue Share Amount**" means the Net Sales Revenue Share Amount for the applicable calendar quarter after the Revenue Starting Quarter.

"**Permitted Deferral**" Company, at its sole discretion may defer up to two (2) payments of the Quarterly Revenue Share Amount with no penalty upon ten (10) days notice to the Investor. No, deferral, however, shall affect the Maximum Revenue Share Amount, which shall become fully due on the Termination Date, as defined in Section 10 of this Agreement.

"**Revenue Percentage**" means four percent (4.0%).

"**Revenue Starting Quarter**" means the beginning of Third Quarter, 2026 (July 1, 2026) for a first scheduled payment of July 1, 2026.

"**Successful Raise**" means an amount over the minimum or target amount defined in the Offering Materials that makes the Company eligible for a Closing.

"**Total Investment Amount**" shall mean the total original amount of investments actually received by the Company from all investors subscribing for RSAs in connection with the Offering.

Section 3: Company Representations

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as set forth in the Offering Material.

(b) The execution, delivery and performance by the Company of this Agreement is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company (except for any liens arising under the RSAs) or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Agreement, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

(e) The Company's payment obligation to the Investor under this Agreement shall be on parity with the Company's obligations to repay all the investors in connection with the Offering in full, through the Company's accounting operation.

(f) The Company is not in violation or default in any material respect of any provision of its organizational documents or in any material respect of any provision of any indebtedness, indenture, contract, agreement, or instrument, to which it is a party or by which it is bound or, to its knowledge, of any judgment, order, decree, statute, rule or regulation presently applicable to the Company where such violation would affect the Agreement. The execution and delivery of the Agreement, the payment and performance by the Company of its obligations under the Agreement, and the consummation of the transactions contemplated thereby, will not result in any such violation or be in material conflict with or constitute, with or without the passage of time or giving of notice, either a material default under any such provisions or an event that results in the creation of any material lien, encumbrance or charge upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to the Company, its business or operations, or any of its properties or assets, except as provided in this Agreement. Neither the Company's organizational documents, nor any agreement to which the Company is a party require the consent of any party before the Company may enter into the Agreement or pays or performs any of the Company's obligations under the Agreement.

(g) The Company represents that it will act as own transfer agent and will keep record of repayment progress. The Broker Dealer may be required to share the Investor's contact information with the Company to enable it to act as the transfer agent.

Section 4: Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she, or it is an accredited Investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

(c) The Investor has been advised that this RSA has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

(d) The Investor is purchasing this RSA for his/her own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(e) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite time period.

(f) This investment will not directly or indirectly contravene applicable laws and regulations, including anti-money-laundering laws and regulations. The Investor understands and agrees the Company may undertake any actions the Company deems necessary or appropriate to ensure compliance with applicable laws, rules, and regulations regarding money laundering or terrorism. In furtherance of such efforts, the Investor hereby represents, covenants, and agrees that, to the best of the Investor's knowledge based on reasonable investigation:

      i) None of the Investor's capital contributions to the Company (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

      ii) To the extent within the Investor's control, none of the Investor's capital contributions to the Company will cause the Company or any of its personnel to be in violation of federal anti-money laundering laws, including without limitation the Bank Secrecy Act (31 U.S.C. 5311 *et seq*.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any regulations promulgated thereunder.

      iii) The Investor acknowledges that due to anti-money laundering requirements operating in the United States, as well as the Company's own internal anti-money laundering policies, the Company may require further identification of the Investor and the source of its investment capital before this Agreement can be processed, capital contributions can be accepted or distributions made. When requested by the Company, the Investor will provide any and all additional information, and the Investor understands and agrees that the Company may release confidential information about the Investor if the Company has determined that such release is necessary to ensure compliance with all applicable laws and regulations concerning

money laundering and similar activities; provided, that prior to releasing any such information, the Company shall confirm with counsel that such release is necessary to so ensure said compliance.

(g) The overall commitment of Investor to investments which are not readily marketable is not excessive in view of the Investor's net worth and financial circumstances, and this investment will not cause such commitment to become excessive. Investor can bear the economic risk of this investment including a total loss of investment.

(h) Investor acknowledges that any legal counsel for the Company is legal counsel solely for the Company regarding this investment and not for Investor, and that Investor may want to have his/her own legal counsel review this Agreement (and related materials) before signing. Investor acknowledges that any accounting firm for the Company is the accounting firm solely for the Company and not for Investor, and that Investor may want to have his/her own accountant review this Agreement (and related materials) before signing.

(i) Investor has the requisite knowledge to assess the relative merits and risks of this investment or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company. The Investor acknowledges that the Company has made available the opportunity to ask questions of and receive answers from the Company's principals concerning the terms and conditions of this Agreement, the product and the business and financial condition of the Company, and Investor has received to its satisfaction, such information about the product and the business and financial condition of the Company and the terms and conditions of this Agreement as it has requested.

Section 5: Payments of Quarterly Revenue Share Amounts; Late Payments

Characterization of Investment. The Parties agree that they shall treat this Agreement as debt for financial and tax and all other applicable purposes, and not as equity. Company agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which it resides.

Commencing with the Revenue Starting Quarter and until such time as the Investor has received payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount, the Investor shall be entitled to receive a payment from the Company for each quarter in an amount equal to the Quarterly Revenue Share Amount. All payments of the Quarterly Revenue Share Amount shall be paid to the Investor within thirty (30) calendar days after the last day of any quarter during which any Quarterly Gross Revenues attributable to the Quarterly Revenue Share Amount are collected by the Company after the Revenue Starting Quarter until the Investor has received payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount. For the avoidance of doubt, the Parties shall consider a payment paid when the Company has initiated payment to the Investor by electronic means, or the postmark date for the payment made by check. The Investor agrees to maintain an account with the current payment information necessary for payments to be completed; and/or notify the Company at least fifteen (15) days in advance in writing of the address where the Investor will receive payment by check, or changes to the address, or any other information required for the Company to complete payment through any other payment method agreed upon by the Investor and the Company. All such payments to the Investor shall be deposited into the Investor's linked account, if established on the Broker

Dealer, or any other successor account established which may be established by the Investor on the Broker Dealer from time to time, or provided via check to the Investor, or through other payment method agreed upon by the Parties and shall be accompanied by an unaudited statement of Quarterly Gross Revenues applicable to the payment made to the Investor and prepared by the Company.

All payments to the Investor pursuant to this Agreement shall be reduced by any cash refunds paid (or properly accrued as payable under the Company's financial reporting policies) with respect to the amounts previously reported to the Investor as Quarterly Gross Revenue.

No payment of the Quarterly Revenue Share Amount made to the Investor by the Company shall be allowed to have an interest payment that exceeds any statutory maximum interest rate imposed by Federal or state law. To the extent that a payment of the Quarterly Revenue Share Amount has an estimated interest rate that exceeds a statutory maximum interest rate imposed by Federal or state law, the Company will reduce the payment of the Quarterly Revenue Share Amount to the maximum payment allowable under Federal or state laws. The immediate future payments of the Quarterly Revenue Share Amount will include any unpaid amounts until there is no balance of any unpaid amounts.

To the extent that any payment of the Quarterly Revenue Share Amount is not paid within five (5) business days of such payment becoming due to the Investor and the delay is not excused, the Company shall be assessed a late payment charge at an annual rate equal to five (5) percent based on the number of days elapsed out of a 365-day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of a Company's control, including without limitation, an act of God or the actions or inactions of a third-party payment processor or the Investor, provided that the Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per quarter against the unpaid amounts due to the Investor from the Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts and subject to late payment.

In no event shall the Company be obligated to make a payment to the Investor under this Agreement if the aggregate amount of such payments would exceed the Maximum Revenue Share Amount.

Company shall notify Investor using established means of communication (electronic or postal mail) at least 10 (ten) days before the closing date of quarter it intends to take a Permitted Deferral. Permitted Deferrals shall be in the form of notice and require no further explanation.

Section 4: Payment Upon Change of Control

Upon a Change of Control any time prior to the payment in full of the Maximum Revenue Share Amount to the Investor, the Company shall pay the Investor, prior to, or simultaneously with the Change in Control, an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. As a direct

result of the foregoing, there is no additional economic risk to the Investor associated with a Change in Control.

Section 5: Buyout Right of the Company

The Company may, at its sole discretion, at any time prior to the payment in full of the Maximum Revenue Share Amount to the Investor, buyout the Company's obligation to the Investor under this Agreement and terminate this Agreement by paying the Investor an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. As a direct result of the foregoing, there is no additional economic risk to the Investor associated with a buyout of the Company's obligations herein.

Section 6: Information Rights

The Company will provide the Investor with the following information as to any period during which such Investor's RSA is outstanding: (a) unaudited financial Quarterly statements of the Company within thirty (30) days after each calendar month; (b) annual financial statements of the Company within ninety (90) days after the end of each fiscal year, which may or may not be audited, as determined in the sole discretion of the Company, through its representatives; (c) within thirty (30) days after it's filed, a copy of the Company's federal tax return filed with the Internal Revenue Service for each fiscal year of the Company. In addition, the Company will make available to the Investor on the Company's website the Company's Annual Report, as required under Section 227.202 of the Code of Federal Regulations.

Section 7: Inspection Rights

The Company shall maintain books, records, documents, and other written evidence, consistent with its normal accounting procedures and practice (collectively the Records), sufficient to reasonably and accurately reflect the performance of its obligations under this Agreement and the determination of the Quarterly Revenue Share Amount to the Investor. The Investor, at the Investor's expense, shall have access no more than once annually, upon reasonable prior notice, during regular business hours, and in such a reasonable manner determined by the Company so as not to interfere with its regular business activities (including providing access simultaneously to other investors), to the Records, for the sole purpose of confirming, checking, reviewing, examining, or verifying the accuracy of the amounts paid to the Investor under this Agreement, to the extent reasonably necessary for such purpose.

Section 8: Event of Default; Remedies

Each of the following events constitutes an Event of Default for purposes of this Agreement:

(a) If two (2) consecutive payments of the Quarterly Revenue Share Amount due to the Investor are not paid by the Company on or prior to the due date to the extent the delay is not excused, as defined in this Agreement, and is not a Permitted Deferral, and each such nonpayment continues for period of five (5) business days thereafter, regardless of whether any previous payments remain outstanding;

(b) An involuntary proceeding has been commenced or an involuntary petition has been filed seeking (i) liquidation, reorganization, or other relief in respect of the Company or any of its debts, or of a substantial part of its assets, under any Federal, state, or foreign bankruptcy, insolvency, receivership, or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequester, conservator, or similar official for the Company or for a substantial part of its assets, and in any such case such proceeding or petition has continued undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing has been entered;

(c) The Company has (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization, or other relief under any Federal, state, or foreign bankruptcy, insolvency, receivership, or similar law now or hereunder in effect, (ii) consent to the institution of, or fail to contest in a timely or appropriate manner, any proceeding or petition described in clause (b) immediately above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequester, conservator, or similar official for the Company or for a substantial part of its assets, (iv) file an answer admitting the allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, or (vi) take any action for the purpose of effecting any of the foregoing; or

(d) If (i) the Company breaches any other covenant of the Company contained in this Agreement and such breach continues for a period of thirty (30) business after the Investor delivers written notice of the breach to the Company or (ii) any representation or warranty made in this Agreement made by the Company shall be materially incorrect when made or deemed made.

If an Event of Default occurs under Section 8(a) or Section 8(d) and is continuing Investor shall be entitled within 30 (thirty) days to an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor under this Agreement shall at the option of the Investor and in the case of an Event of Default pursuant to Section 8(b) or Section 8(c), automatically become and immediately due and payable by the Company to the Investor.

Section 9: Unsecured Obligations of the Company

Notwithstanding anything contained herein to the contrary, the obligations of the Company to the Investor under this Agreement shall be unsecured obligations of the Company. The obligations of this Agreement are the corporate obligations of the Company only and no recourse shall be had against any past, present, or future member of the Company directly or any other business interests which they may be involved in the past, present, or future. The obligations in this Agreement shall be handled *pari passu* with all other outstanding RSA obligations of the Company.

Section 10: Termination

This Agreement and the Company's obligation to pay the Quarterly Revenue Share Amount shall automatically terminate by the receipt of the Investor of payments from the Company

pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount; provided, however, in the event the Investor has not received the Maximum Revenue Share Amount prior to June 30, 2031(the Termination Date), the Company shall pay to the Investor on or before the Termination Date an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. Notwithstanding the foregoing or anything contained herein to the contrary, the provisions of Section 10 shall survive any termination of this Agreement to the extent set forth therein.

Section 11: Use and Ownership of Confidential Information

The Investor agrees (i) to use all Confidential Information only to the extent necessary to enable the Investor to assess the Investor's Quarterly Revenue Share Amount and the Company's determination of the Quarterly Revenue Share Amount; (b) not to disclose or provide any Confidential Information to any person or entity without the Company's prior written consent; and (c) not to copy or reproduce any of the Confidential Information. Ownership of all right, title, and interest in the Confidential Information shall remain at all times with the Company and nothing in this Agreement shall give any right, title, or interest in, or license to, any such Confidential Information to the Investor (or any other person or entity). The Investor's obligations set forth in this Section 11 shall survive the termination of this Agreement.

Section 12: Notices

All notices and other communications hereunder shall be in writing and shall be deemed duly delivered if delivered personally upon receipt, or on date of postmark or upon transmission if sent via electronic mail (with confirmation of receipt). Notices to each party shall be addressed as follows:

If to the Investor, to the address set forth to the signature page hereto or the Investor's registered email address with the Broker Dealer.

Either party may specify a different address for notices to be sent by providing at least five (5) days prior written notice of such change in address to the other party.

Section 13: Entire Agreement and Amendments

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Company and a majority of the holders of the then-outstanding principal amount of the RSAs (collectively the Majority Holders). Except as otherwise expressly provided herein this Agreement represents the entire agreement between the Investor and the Company regarding the subject matter hereof and supersedes all prior and contemporaneous communications, promises, and proposals, whether oral, written, or electronic between them.

Section 14: Severability

In case any provision contained in this Agreement should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability, of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

Section 15: Waiver

The waiver or failure of either party to exercise in any respect of any right provided in this Agreement shall not be deemed a waiver of any other right or remedy to which either party to this Agreement may be entitled.

Section 16: Successor and Assigns

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the Parties' successors and assigns. The rights and obligations of the Investor under this Agreement may only be assigned with prior written consent of the Company and in accord with Federal and state law. This Agreement may be sold, assigned, or otherwise transferred only pursuant to an effective registration under the Federal securities laws and qualification under applicable state securities laws, or an exemption from registration and/or qualification requirements of applicable Federal and state laws. This Agreement is transferrable only on the books of the Company.

Section 17: Governing Law

This Agreement shall be governed by and in accordance with the laws of the State of Florida, without giving effect to the principles of conflicts of law.

Section 18: Counterparts

This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which when taken together shall constitute one instrument and shall become effective when one or more counterparts have been executed by each party hereto and delivered to the other party.

Section 19: Mandatory Binding Arbitration

Each of the Company and the Investor hereby mutually agree that any and all claims or disputes (specifically including but not limited to any claims or disputes concerning or arising under the interpretation, binding effect, or applicability of this Section 19) now or at any time hereafter arising or made by one of such parties against the other, or as to which (a) on the one hand, the Company, and/or its members, affiliates, and agent, Broker Dealer, and/or its respective officers, managers, attorneys, accountants, agents or employees and (b) on the other hand, the Investor, and his, her, or its successors or assigns, may be adverse parties, whether arising out of this Revenue Sharing Agreement or the offer or sale by the Company to the Investor of this Revenue Sharing Agreement, or from any other cause, shall be resolved by confidential mandatory binding arbitration. All claims must be submitted for binding arbitration, on demand of either party, to the American Arbitration Association in the United States (AAA). The arbitration proceedings shall be conducted by one arbitrator and, except as this Section

otherwise provides, according to the AAA's then current rules. All proceedings shall be conducted at a suitable location chosen by the arbitrator, which is within a five (5) mile radius of Company's then current principal place of business. All matters relating to arbitration will be governed by the United States Federal Arbitration Act (9 U.S.C. §§ 1 *et seq*.). Judgment upon the arbitrator's award may be entered in any court of competent jurisdiction.

Section 20: No Stockholder Rights

The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed a holder of membership interest in the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member owner of the Company or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

Section 21: Tax Matters

The Investor shall be responsible for all tax obligations incurred in connection with its investment.

REMAINDER OF PAGE PURPOSELY BLANK. SIGNATURE PAGE FOLLOWS

SIGNATURE PAGE TO AMERICAN ICON BREWERY LLC
REVENUE SHARING AGREEMENT

Investment Amount: $_____

Investment Multiple: 5.0X

Revenue Percentage: 4.0%

Payment Start Date: July 1, 2026

IN WITNESS WHEREOF, this Agreement has been duly executed as of the Effective Date.

American Icon Brewery, LLC
"COMPANY"

By: _____
Printed: _____
Title: _____

Effective Date: _____

INVESTOR ACKNOWLEDGES THAT THIS AGREEMENT INCLUDES A MANDATORY BINDING ARBITRATION CLAUSE.

"INVESTOR"

Signature of Investor: _____
Printed Name of Investor: _____
Officer Title (if an entity):   _____
Street Address of Investor: _____
City, State and Zip Code: _____

Please indicate Yes or No by checking the appropriate box below to indicate whether the Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act:

[ ] Accredited
[ ] Not Accredited

EXHIBIT D: Financial Statements

American Icon Brewery, LLC (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
American Icon Brewery, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 25, 2025
Vincenzo Mongio

<p align="center">**Statement of Financial Position**</p>

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	113,481	104,227
Accounts Receivable	48,062	51,209
Other Receivable - Related Party	-	49,000
Inventory	220,078	208,113
Total Current Assets	381,621	412,549
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	15,718	140,686
Liquor License, net of Accumulated Amortization	164,062	161,280
Right of Use Asset	130,662	382,607
Security Deposits	2,271	2,271
Total Non-Current Assets	312,713	686,845
TOTAL ASSETS	694,334	1,099,393
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	188,496	105,003
Accrued Expenses	59,293	55,560
Gift Card Liability	347,407	39,287
Customer Deposits	4,447	104,059
Notes Payable - Related Parties	468,589	454,962
Notes Payable	360,409	54,348
Short Term Operating Lease Liability	142,662	269,945
Total Current Liabilities	1,571,303	1,083,164
Long-term Liabilities		
Notes Payable - Related Parties	318,242	332,222
Notes Payable	61,249	87,662
Long Term Operating Lease Liability	-	142,662
Total Long-Term Liabilities	379,491	562,546
TOTAL LIABILITIES	1,950,793	1,645,710
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	(1,256,460)	(546,317)
Total Equity	(1,256,460)	(546,317)
TOTAL LIABILITIES AND EQUITY	694,334	1,099,393

Statement of Operations

	Year Ended December 31,	
	2024	2023
Revenue	4,066,944	4,275,366
Cost of Revenue	1,163,038	1,188,105
Gross Profit	2,903,907	3,087,262
Operating Expenses		
Advertising and Marketing	82,636	61,384
General and Administrative	2,404,399	2,709,260
Rent and Lease	313,740	282,900
Depreciation	131,881	3,524
Amortization	16,684	36,149
Total Operating Expenses	2,949,340	3,093,218
Operating Income (loss)	(45,433)	(5,956)
Other Income		
Pickleball Income	146,227	92,593
Other	7,358	29,117
Total Other Income	153,585	121,710
Other Expense		
Pickleball Expenses	124,660	75,998
Interest Expense	172,722	136,576
Total Other Expense	297,382	212,574
Earnings Before Income Taxes	(189,230)	(96,820)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(189,230)	(96,820)

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2023	295,176
Capital Distributions	(744,673)
Net Income (Loss)	(96,820)
Ending Balance 12/31/2023	(546,317)
Capital Distributions	(520,913)
Net Income (Loss)	(189,230)
Ending Balance 12/31/2024	(1,256,460)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(189,230)	(96,820)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	131,881	3,524
Amortization	16,684	36,149
Accounts Payable and Accrued Expenses	87,226	21,806
Gift Card Liabilities	308,120	5,382
Customer Deposits	(99,612)	34,023
Accounts Receivable	3,147	697,036
Inventory	(11,965)	(20,834)
Other	14,316	(82,067)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	449,797	695,020
Net Cash provided by (used in) Operating Activities	260,566	598,200
INVESTING ACTIVITIES		
Fixed Assets	(9,694)	(84,615)
Net Cash provided by (used by) Investing Activities	(9,694)	(84,615)
FINANCING ACTIVITIES		
Proceeds from Notes Payable, net	279,294	196,259
Capital Distributions, net of Contributions	(520,913)	(744,673)
Net Cash provided by (used in) Financing Activities	(241,618)	(548,414)
Cash at the beginning of period	104,227	139,056
Net Cash increase (decrease) for period	9,254	(34,829)
Cash at end of period	113,481	104,227

American Icon Brewery, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

American Icon Brewery, LLC ("the Company") was formed in Florida on September 29th, 2015. The Company is a Florida-based brewery and brewpub operation that produces craft beer and operates restaurant and taproom facilities. The Company's revenue base will be expanded by adding an interpretive museum and destination for guests. This includes Tour revenue, B2C revenue enhancements in a package store, and a scalable brand distribution model in the state of Florida and geographies in the northeast. The economic drivers will continue to be tourist driven with local influence celebrating the history of Vero Beach FL and the Roaring 1920's.

The Company will conduct a crowdfunding campaign under regulation CF in 2025-2026 to raise capital for expansion, working capital, and inventory.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized upon shipment of products, net of estimated returns. A refund liability and a related return asset are recorded at that time. American Icon Brewery generates revenue from on-premise food and beverage sales, collected at the point of service, and from wholesale beer sales to distributors. Wholesale customers are invoiced at pickup, with revenue, cost of goods sold, and related receivables recorded at that time.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Amount
Equipment	5-7	1,472,914
Furniture & Fixtures	7	217,951
Leasehold Improvements	15	102,866
Grand Total (Cost)	-	1,793,732
Accumulated Depreciation	-	(1,778,014)
Book Value as of 12/31/24	-	15,718

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consists of raw materials, work-in-process, and finished goods related to the Company's brewing and restaurant operations and is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method and includes materials, direct labor, and applicable overhead. Inventory totaled $220,078 at December 31, 2024 and $208,113 at December 31, 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party entity has lent and received money as needed resulting in a payable of $454,609 as of December 31st, 2024 and a receivable of $49,000 as of December 31st, 2023, that was fully repaid in 2024. The amount are due on demand and do not accrue interest.

A related party loaned the Company $45,000 in August of 2023 at an interest rate of 10.752%. The loan is being paid back monthly in the amount of $1,165 in 48 payments. The balance of the loan was $32,222 as of December 31st, 2024.

Various related parties loaned the Company amounts resulting in an aggregate total of $445,000 as of December 31st, 2023. The amounts were fully repaid in 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases

The Company leases its brewery facility under a five-year non-cancelable operating lease that commenced on July 1, 2020 and expires on June 30, 2025. The lease requires monthly rent equal to the greater of fixed base rent or 8% of gross revenue, both on a triple-net basis with the tenant responsible for taxes, insurance, and maintenance. Fixed monthly rent is $20,000 in Year 1, $21,000 in Year 2, $22,000 in Year 3, $23,000 in Year 4, and $24,000 in Year 5, plus applicable sales tax. The Company entered into a new 10 year lease in 2025 at the same location. See Note 7 – Subsequent Events for additional details.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Dec-24
Operating lease expense	1,188,000
Total	1,188,000

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	1,176,000
ROU assets obtained in exchange for new operating lease liabilities	1,179,659
Weighted-average remaining lease term in years for operating leases	0.5
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	Operating
2025-12	144,000
2026-12	-
2027-12	-
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	144,000
Less: present value discount	(1,338)
Total lease liabilities	142,662

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into various working capital loans throughout 2023 and 2024. As of December 31st, 2024, the Company had two of these working capital loans outstanding totaling $137,482, including the following loans. In June of 2024, the Company received approximately $195,000 in net proceeds on funded principal of $200,000, requiring monthly payments of approximately $17,700 until a total of about $271,000 is repaid, resulting in financing costs of roughly $71,000 over the term. In August of 2024, the Company received approximately $49,000 in net

proceeds on funded principal of $50,000, requiring monthly payments of approximately $4,400 until a total of about $68,000 is repaid, resulting in financing costs of roughly $18,000.

The Company entered into a 60-month equipment finance agreement on December 30, 2022 to finance brewery and canning equipment totaling $137,309, requiring 60 monthly payments of $3,023 and first and last payments of $6,046 plus a $299 documentation fee. The agreement is non-cancelable and secured by the financed equipment, with the Company responsible for taxes, insurance, and maintenance. The loan financing cost is $44,071. The payable balance was $87,662 as of December 31st, 2024.

The Company has two $150,000 unsecured promissory notes bearing 7% interest with monthly interest payments of $875 beginning December 1, 2024. The full principal balance and any unpaid interest are due in a balloon payment on November 1, 2029. Late payments incur a 5% fee after 5 days past due. The balance of the loans totaled $300,000 as of December 31st, 2024 and 2023.

The Company entered into various financing agreements in 2023 and 2024 resulting in a loan balance of $196,513 as of December 31st, 2024. The outstanding loan as of December 31st, 2024 resulted in the Company receiving $200,000 with a fixed fee of $36,000. Repayments are collected through an 8.09% daily holdback of payment card receipts.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	691,515.67
2026	44,604.47
2027	34,886.28
2028	-
2029	300,000.00
Thereafter	-

NOTE 6 – EQUITY

The Company was a limited liability company with one class of membership unit wholly owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 25, 2025, the date these financial statements were available to be issued.

On September 5, 2025, the Company entered into a Membership Interest Purchase Agreement with BevPoint Capital LP for the sale of 100% of the membership interests of American Icon Brewery, LLC for a total purchase price of $1,750,000. At closing, the buyer paid a $400,000 down payment, with the remaining balance payable under a secured promissory note delivered to the Company's representative and secured by a pledge of the Company's membership interests.

The Company took out a third party loan of 300,000 for working capital with a fixed fee of 66,000, repaid as an 11.11% daily holdback of payment credit card receipts. The target maturity on this loan is 360 days. The Company then took out an additional working capital loan in September 2025, with a fixed fee of $58,300, this paid the remaining balance on the previous loan and added $107,053 in working capital to the Company. This loan has a payback rate of 9.53% with a target maturity of 360 days.

The Company took out an additional 54,500 on October 31, 2025 with a fixed fee of $6,540 and a payback of 2.27% of payment credit card receipts. This loan has an anticipated maturity of 270 days.

The Company borrowed 15,000 from a related party entity with no interest rate and due on demand.

The Company refinanced the working capital loan on April 25,2025 in the amount of $250,000 with a fixed fee of $78,750. This paid off the outstanding working capital balance of $96,868 and created $146,882 in working capital.

The Company entered into deferred compensation agreements with various owners/employees.

The Company entered into a 10-year lease in the same facility beginning September 1st, 2025. Base rent is the greater of fixed monthly rent or 8% of gross revenue, both on a triple-net basis plus sales tax. Fixed monthly rent is $26,000 in Year 1, $28,000 in Year 2, $30,000 in Year 3, $30,900 in Year 4, and $31,827 in Year 5. The years 6–10 escalate 3% annually.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT E: Testing The Waters Materials



Official Reg CF Launch Announcement
American Icon Brewery

It's Official! Invest in American Icon Brewery & Be Part of History

Let's Celebrate Life — Share in the success of American Icon Brewery

We're thrilled to announce that American Icon Brewery has officially launched our Testing the Waters Regulation Crowdfunding (Reg CF) campaign — giving our loyal fans, customers, and community the opportunity to share in one of Vero Beach's most iconic destinations.

For years, we've operated with a simple goal — to deliver great beer, great food, and unforgettable experiences inside a historic 1926 landmark that has become the heart of downtown Vero.

Now, through our upcoming Reg CF offering, you can join our journey as we expand American Icon into a full-scale destination, celebrating our past while building an even brighter future.

When you invest, you'll earn returns up to 1.5 times your investment $1 = $1.50 — you'll also receive exclusive gifts and VIP experiences, depending on your investment level:

TIER	INVESTMENT	SPOTS AVAILABLE	REWARDS & BENEFITS
Platinum	$3,000	150 total	4 Tickets to the 250th 4th of July Exclusive Celebration VIP Event, $1,000 Gift Card, Redeemable Token for ICON Brew Haus Experience (for 2), Custom Merch & Glassware
Gold	$2,000	250 total	$500 Gift Card, Redeemable Token for ICON Brew Haus Experience (for 2), Custom Merch & Glassware
Silver	$1,000	Open	$250 Gift Card, Redeemable Token for ICON Brew Haus Experience (for 2), Custom Merch & Glassware
Bronze	$500	Open	Redeemable Token for ICON Brew Haus Experience (for 2), Custom Merch & Glassware
Base	$250 Minimum	Open	Custom Merch & Glassware

Be a part of history. Earn money, gifts, and so much more.
Let's Celebrate life together — the American Icon way.

Interested? Contact us for more information at
americaniconbrewery.com/invest



American Icon is currently "Testing the Waters" for our Regulation Crowdfunding raise, as such (1) No money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the broker's platform; and (3) a prospective purchaser's indication of interest is non-binding.

EXHIBIT F. Offering Page



$1,235,00
Maximum Offering

$250
Minimum Investment

An Iconic Brewery in an Iconic Facility

Invest in American Icon Brewery and Share in Our Revenues as We Grow Our Business and Brand

Invest Now >>

Landmark Facility:	**Established Business:**	**Scalable Operations:**	**Value-Add Strategy:**
American Icon Brewery is a pillar of Florida's East Coast craft beer scene.	More than $4M in revenues in both 2023 and 2024.	The brewery's established hospitality operations and unused brewing capacity present an opportunity.	Initiatives include optimizing the brewpub experience, implementing cost controls, and activating new revenue streams.

American Icon Brewery, LLC	$ 1,235,000	$ 250.00	Download SEC Filings Here
Company name	Maximum offering	Minimum investment	

Our Mission

At American Icon Brewery, our mission is to create balanced, approachable and interesting hand-crafted beers, along with delicious food, served up in Vero Beach's Historic Diesel Plant. From colors to currency and bald eagles to baseball, life here in these United States is steeped in patriotic symbolism. Thanks to the courage and undying willpower of those who came before us, we've been granted freedom, the pursuit of happiness and the right to live in the greatest country in the world. On the global stage, America herself is the icon. And we believe that's something worth toasting.

Invest and Share in Our Revenues

With two straight years of revenues over **$4M annually,** American Icon Brewery is an successful business. We want to reward our loyal customers and fans with the opportunity to share in our revenues as an investor. For an investment of **$250.00 or more,** investors will receive **4% the Monthly Net Sales Revenue Share Amount** as explained in the Subscription Agreement up to a total of up to **1.5X your investment**. For details, see Our Form C SEC filing and subscription agreement here. (LINK)


Icon Gold
American Lager
ICON
AMERICAN
ICON
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Tier	Investment	# of Entries	Rewards & Benefits
Platinum	$3,000	150	4 Tickets to 4th of July VIP Event; $1,000 Gift Card; Redeemable Token for ICON Brew Haus Experience (for 2); Custom Merch & Glassware
Gold	$2,000	250	$500 Gift Card; Redeemable Token for ICON Brew Haus Experience (for 2); Custom Merch & Glassware
Silver	$1,000	Open	$250 Gift Card; Redeemable Token for ICON Brew Haus Experience (for 2); Custom Merch & Glassware
Bronze	$500	Open	Redeemable Token for ICON Brew Haus Experience (for 2); Custom Merch & Glassware
Base	$250	Open	Custom Merch & Glassware





Our Historic Facility

We are located in the historic Vero Beach Diesel Power Plant building on a 2-acre site. Our building, which was added to the U.S. National Register of Historic Places in 1999, originally housed a power plant built in 1926.

When it opened in 1926, the Diesel Plant had 3 operating engines. A generator unit was from 1937 is now the centerpiece of the American Icon Brewery. It was built next to the FEC railway tracks to allow for equipment and diesel fuel to be. It is the city of Vero Beach's oldest municipal building. The Diesel Power Plant was Vero Beach's only source of electricity and water (which was also housed at this location) until the late 1950's.

In 1958, the Diesel Plant was used only as a backup for a new steam plant. Almost 40 years after ceasing daily operations, the building was vacated in 1995. The building has been beautifully restored and now serves.

 

Invest Now >>



CULTIVATE CAPITAL

The information on this website was created by Armed Forces Brewing Company, Inc. to assist with marketing our Regulation A stock offering. The text on this website is a summary but does not contain all of the terms of our securities offering. In order to review all of the terms of our securities offering, you should review our offering circular that contains all of the terms, conditions, risk factors, and disclosures that you should read and understand before you invest in our company. The offering circular is available to download here for you to read and review before you invest. You can also view it on the SEC's website here.

The offering circular explains that Armed Forces Brewing Company, Inc. is offering 400,000 Shares of Non-Voting Class C Common Stock at $12.50 per share with a minimum purchase of 16 Shares ($200.00). The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of, or give its approval to, any of the securities we are offering or the terms of our offering, nor does it pass upon the accuracy or completeness of our offering circular, other selling literature or this website. The securities we are offering are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered in our offering circular and in our offering are exempt from registration. When you review our offering circular, please review all of the risk factors before making an investment in our company. An investment in our company should only be made if you are capable of evaluating the risks and merits of this investment and if you have sufficient resources to bear the entire loss of your investment, should that occur. Generally, no sale may be made to anyone in our offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov. Our offering circular does not constitute an offer or solicitation in any jurisdiction in which such an offer or solicitation would be unlawful. No person has been authorized to give any information or to make any representations concerning our company other than those contained in our offering circular, and if given or made, such other information or representation must not be relied upon. Prospective investors are not to construe the contents of our offering circular, or of any prior or subsequent communications from our company or any of its employees, agents or affiliates, or on this website as investment, legal, financial or tax advice. Before investing in our offering, please review our offering circular carefully, ask any questions of the company's management that you would like answered and consult your own counsel, accountant and other professional advisors as to legal, tax and other related matters concerning this investment.

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AMERICAN ICON BREWERY


Meet the team

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Chris Sellers
Chief Executive Officer

Chris began his career at Southern Eagle Distributing (SED), an Anheuser-Busch distributor, after graduating from FAU in 1995. Starting as a driver-salesman, he quickly transitioned into management, building key partnerships with major retailers and suppliers. Rising through roles in category management and national accounts, he was appointed VP of Sales & Marketing in 2007 and approved as a Successor Manager under the AB InBev equity agreement in 2012. In 2013, Chris transitioned into an independent supplier owner in the craft spirits category, launching and growing a new brand from scratch. He secured distribution, forged national partnerships, and later co-founded Two Trees Distilling in 2018, merging five companies in 2021 while pioneering sustainable aging technology. He was also a minority shareholder and strategic advisor with Hi-Wire Brewing and assisted them to expand into multiple states and achieve strong production growth. Now, as an independent advisor, Chris focuses on building strong team cultures and supporting growth ventures. Outside of work, he dedicates time to his wife of 28 years, two daughters, and extended family.



Carl Berry
Chief Operating Officer

Co-Founder of Paradigm Hospitality Group, a multi-unit restaurant company with a diverse portfolio of owned, managed, and designed brands. With 26 years in the hospitality industry, Carl has held leadership roles including Chef, General Manager, and Director of Training during his 16-year tenure at Duffy's Sports Grill. Since co-founding PHG in 2019, he has led the development and acquisition of multiple concepts including The Agency, Sundy House, Kazu Sushi, Hobe Sound Grille, Lock 50, American Icon Brewery, Palm & Ivy, and Penellie's Café. He also oversees all food and beverage operations for the US Open Pickleball Championships. A South Florida native, Carl is deeply involved in industry leadership. He was the inaugural President and currently serves as Treasurer of the FRLA Treasure Coast Chapter. He also sits on the FRLA State Education Committee, the PAC Board of Trustees, and the Culinary & Hospitality Advisory Board at IRSC. Carl is a certified ServSafe proctor and instructor and formerly sat on the ANSI accreditation board for Home Of Training.